RQ13

BB 9/3


03053221

STATES
ND EXCHANGE
IISION
Washington, D.C. 20549


RECD S.E.C.
AUG 2 9 2003

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Sec File Number
8-46896

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 **AND ENDING** 06/30/03.
mm/dd/yy mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PHILLIPS AND COMPANY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (do not use P.O. Box No.)

220 N.W. 2ND, SUITE 950
(No. and Street Address)

PORTLAND	OREGON	97209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES SMITH	(503) 224-0858
(Name)	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON LLP
(Name – if individual, state: last, first, middle name)

111 SW COLUMBIA, SUITE 800	PORTLAND	OREGON	97201-5864
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 05 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PHILLIPS AND COMPANY SECURITIES, INC., as of JUNE 30, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as following:



Signature

CFO

Title



Notary Public

County of Multnomah, State of Oregon



OFFICIAL SEAL
DIVINA M CESARIO
NOTARY PUBLIC–OREGON
COMMISSION NO. 365043
MY COMMISSION EXPIRES MAR 9, 2007

*This report** contains (check all applicable boxes):*

- ☒ *(a) Facing page.*
- ☒ *(b) Statement of Financial Condition.*
- ☒ *(c) Statement of Income (Loss).*
- ☒ *(d) Statement of Cash Flows.*
- ☒ *(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.*
- ☐ *(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.*
- ☒ *(g) Computation of Net Capital*
- ☐ *(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.*
- ☐ *(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.*
- ☒ *(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ *(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.*
- ☒ *(l) An Oath or Affirmation.*
- ☐ *(m) A copy of the SIPC Supplemental Report.*
- ☐ *(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.*
- ☒ *(o) Report of Independent Certified Public Accountants on the Internal Control Structure.*

****For conditions of confidential treatment of certain portions of filing, see section 240.17a-5(e)(3).**

Report pursuant to Rule 17a-5(d) of the
United States Securities and Exchange Commission
and Report of Independent Certified Public Accountants

Phillips and Company Securities, Inc.

June 30, 2003

CONTENTS

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

Board of Directors
Phillips and Company Securities, Inc.

We have audited the accompanying statement of financial condition of Phillips and Company Securities, Inc. as of June 30, 2003, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phillips and Company Securities, Inc. as of June 30, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



Grant Thornton LLP

Portland, Oregon
July 29, 2003

Suite 800
111 S.W. Columbia
Portland, OR 97201-5864
T 503.222.3562
F 503.295.0148
W www.grantthornton.com

Phillips and Company Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

June 30, 2003

ASSETS

Cash and cash equivalents	$ 744,962
Receivable from clearing organization	213,425
Receivables from employees	8,838
Receivables – other	2,582
Securities owned	72,100
Furniture and equipment at cost, less accumulated depreciation and amortization of $141,826	82,490
Deposit with clearing organization	45,830
Other assets	46,637
Total assets	$1,216,864

LIABILITIES

Accrued compensation	$ 567,255
Accounts payable and other liabilities	149,550
Capital lease obligations	13,687
Accrued lease obligation	51,795
Total liabilities	782,287

STOCKHOLDER'S EQUITY

Common stock, no par value; 1,000,000 shares authorized; 200 shares issued and outstanding	50,000
Additional contributed capital	140,225
Retained earnings	244,352
Total stockholder's equity	434,577
Total liabilities and stockholder's equity	$1,216,864

The accompanying notes are an integral part of this statement.

Phillips and Company Securities, Inc.

STATEMENT OF INCOME

Year ended June 30, 2003

Revenues	
Commissions	$5,245,634
Other, net	770,876
	6,016,510
Expenses	
Broker and employee compensation and benefits	4,084,192
Clearing and floor brokerage charges	452,942
Communications	105,351
Occupancy and equipment costs	264,968
Interest	2,071
Taxes, other than income taxes	60,979
Other operating expenses	791,247
	5,761,750
NET INCOME	$ 254,760

Phillips and Company Securities, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended June 30, 2003

	Common Stock		Additional Contributed Capital	Retained Earnings	Total
	Shares	Amount			
Balance at June 30, 2002	200	$ 50,000	$ 140,225	$ 212,120	$402,345
Net income	-	-	-	254,760	254,760
Dividends paid	-	-	-	(222,528)	(222,528)
Balance at June 30, 2003	200	$ 50,000	$ 140,225	$ 244,352	$434,577

The accompanying notes are an integral part of this statement.

Phillips and Company Securities, Inc.

STATEMENT OF CASH FLOWS

Year ended June 30, 2003

Increase (Decrease) in Cash and Cash Equivalents	
Cash flows from operating activities	
Net income	$ 254,760
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	31,101
Changes in assets and liabilities	
Receivable from clearing organization	(82,345)
Receivables – other	2,709
Deposit with clearing organization	(10,187)
Other assets	(22,596)
Accrued compensation	405,698
Accounts payable and other liabilities	4,175
Deferred rent	51,795
Net cash provided by operating activities	635,110
Cash flows from investing activities	
Additions to furniture and equipment	(15,753)
Cash flows from financing activities	
Principal payments on capital lease obligations	(10,461)
Dividends paid	(222,528)
Net cash used in financing activities	(232,989)
NET INCREASE IN CASH AND CASH EQUIVALENTS	386,368
Cash and cash equivalents at beginning of year	358,594
Cash and cash equivalents at end of year	$ 744,962
Cash paid during the year for	
Interest	$ 2,071

The accompanying notes are an integral part of this statement.

Phillips and Company Securities, Inc.

NOTES TO FINANCIAL STATEMENTS

June 30, 2003

NOTE A – ORGANIZATION AND NATURE OF BUSINESS

Phillips and Company Securities, Inc. (the Company) is an Oregon Corporation and a registered broker-dealer in securities pursuant to the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. The Company is engaged primarily in brokerage and investment advisory services and clears all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer. Its customers are throughout the United States. It is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(ii), since it does not handle or carry customer securities and cash.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Revenue Recognition

Security transactions and commission revenue and expense are recorded on a trade date basis as security transactions occur.

2. Fair Value of Financial Instruments

The carrying amounts reflected in the balance sheet for cash and cash equivalents, receivable from clearing organization, other receivables and securities owned approximate their respective fair values due to their short maturities.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

3. Furniture and Equipment

Furniture and equipment are carried at cost. Expenditures for maintenance and repairs are expensed as incurred. Depreciation is computed on a straight-line basis using estimated useful lives of five to ten years. Upon disposal of furniture and equipment, the accounts are relieved of related costs and accumulated depreciation and any gain or loss is reflected in operations.

4. Income Taxes

Income taxes on earnings are payable personally by the stockholder pursuant to an election under Subchapter S of the Internal Revenue Code not to have the Company taxed as a corporation. Accordingly, no provision has been made for federal or State of Oregon income taxes.

5. Cash Flows

For purpose of reporting cash flows, cash and cash equivalents include cash on hand, cash on deposit with banks, cash in brokerage accounts and money market funds.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

6. Use of Estimates

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C – SECURITIES OWNED

Securities owned consists of investment securities at fair value as follows:

	Securities owned
Not readily marketable securities, at estimated fair value	
Corporate stock and warrant	$ 72,100

NOTE D – EMPLOYEE BENEFIT PLANS

The Company has a 401(k) Employee Savings Plan and Trust. Under the plan, employees may elect to defer up to 15% of their salary, subject to limitations under the Internal Revenue Code. The Company's matching contribution is at the discretion of the board of directors each year. Employer contributions to the plan for the year ended June 30, 2003 were $29,265.

NOTE E – CAPITAL LEASE

The Company leases certain equipment under a capital lease. The future minimum payments, by year and in the aggregate, required for this lease consist of the following:

Year ending June 30,	
2004	$ 12,532
2005	2,089
	14,621
Less amounts representing interest	(934)
	$ 13,687

Equipment under this capital lease is recorded with a cost of $48,417 and accumulated amortization of $25,822.

NOTE F – OPERATING LEASES

The Company leases office space and certain equipment under various non-cancelable operating leases. The future minimum payments, by year and in aggregate, consist of the following:

Year ending June 30,	
2004	$ 187,643
2005	190,776
2006	196,361
2007	134,936
	$ 709,716

The Company's office lease contains certain rent holidays and escalating payments over the term of the lease. The Company records expense associated with this office lease on a straight-line basis. Rent expense accrued in excess of cash payments is recorded as accrued lease obligation in the accompanying financial statements.

Rental expense for the year ended June 30, 2003 amounted to approximately $265,000.

NOTE G – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). This rule prohibits the Company from engaging in any security transactions at a time when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined by the rule. The Company's net capital and required net capital were $220,952 and $50,000, respectively, and its ratio of aggregate indebtedness to net capital was 3.48 to 1.

NOTE H – RELATED PARTY TRANSACTIONS

The Company leased equipment under an operating lease from a corporation whose sole owner is the Chairman of the Company's Board of Directors. The lease expired in April 2003. Rent of $6,227, plus insurance was paid for the year ended June 30, 2003.

Included in other receivables are amounts from an affiliate totaling $658.

The Company sells shares of four diversified investment portfolios of open-end management investment companies (i.e. mutual funds). These funds are managed by Willamette Asset Managers, Inc. (Willamette). Willamette is owned by the sole stockholder of the Company and two employees of the Company. These individuals stand to receive additional compensation from business of the fund.

NOTE I – OFF BALANCE SHEET CREDIT RISK

The Company introduces all customer transactions in securities traded on U. S. securities markets to another broker-dealer on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by customers or counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customers' or counterparties' ability to satisfy their obligations to the Company. In the event of nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate nonperformance by customers and counterparties in the above situations.

NOTE J – SUBORDINATED LIABILITIES

There were no liabilities subordinated to claims of general creditors at June 30, 2003 or during the year then ended.

SUPPLEMENTARY INFORMATION

Phillips and Company Securities, Inc.

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

June 30, 2003

Net capital		
Total stockholder's equity		$ 434,577
Adjustments to net capital pursuant to Rule 15c3-1		
Deduct		
Nonallowable assets		
Receivables from employees	$ 8,838	
Receivables – other	2,582	
Other assets	46,637	
Furniture and equipment, net of loan secured by furniture and equipment	68,803	
Securities not readily marketable	72,100	(198,960)
Haircuts on securities		(14,665)
Net capital		220,952
Minimum net capital requirement		50,000
Excess net capital over minimum requirement		$ 170,952
Aggregate indebtedness		
Total liabilities		$ 782,287
Less, nonaggregate indebtedness liabilities		(13,687)
Aggregate indebtedness		$ 768,600
Ratio of aggregate indebtedness to net capital		3.48

Phillips and Company Securities, Inc. Schedule II

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

June 30, 2003

Net Capital

No reconciliation of the computation of net capital is provided as it is not different than the amount filed by the respondent.

Aggregate Indebtedness

Aggregate indebtedness as of June 30, 2003 per unaudited report filed by respondent	$ 782,287
Adjustments:	
Reclassification of fixed liability collateralized by assets acquired	(13,687)
Aggregate indebtedness at June 30, 2003, as adjusted	$ 768,600

These adjustments changed the ratio of aggregate indebtedness to net capital of 3.48 to 1 from 3.54 to 1 as previously reported in the unaudited FOCUS Part IIA for the year ended June 30, 2003.

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants
on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Phillips and Company Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Phillips and Company Securities, Inc. (the Company), for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Suite 800
111 S.W. Columbia
Portland, OR 97201-5864
T 503.222.3562
F 503.295.0148
W www.grantthornton.com

Grant Thornton LLP

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, The National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Portland, Oregon
July 29, 2003





Grant Thornton LLP
US Member of
Grant Thornton International

Suite 800
111 S.W. Columbia
Portland, OR 97201-5864
T 503-222-3562
F 503-295-0148
W www.grantthornton.com